UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          GK Intelligent Systems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    361751100
                                 (CUSIP Number)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 361751100                                            PAGE 2 OF 6 PAGES
-------------------                                            -----------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joseph R. Canion

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)|_|

                                                                (b)|_|
    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                | 5  SOLE VOTING POWER
NUMBER OF       |    2,864,000
SHARES          |
BENEFICIALLY    | 6  SHARED
OWNED BY        |    VOTING
EACH REPORTING  |    POWER
PERSON WITH     |     -0-
                |
                | 7  SOLE
                |    DISPOSITIVE
                |    POWER
                |    2,864,000
                |
                | 8  SHARED
                |    DISPOSITIVE
                |    POWER
                |     -0-

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,864,000

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES *          |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.99%

   12      TYPE OF REPORTING PERSON *
           IN
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CUSIP NO. 361751100                                            PAGE 3 OF 6 PAGES
-------------------                                            -----------------

Item 1(a). Name of Issuer

      This statement on Schedule 13G relates to beneficial ownership of shares of Common Stock, $.001 par value per share, of GK Intelligent Systems, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

      The address of the Issuer's principal executive offices is 5555 San Felipe, Suite 625, Houston, Texas 77056, and its telephone number at that address is (713) 840-7722.

ITEM 2(a). NAME OF PERSON FILING

      The name of the person filing this statement on Schedule 13G is Joseph
R. Canion.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE

      The address of Joseph R. Canion is 5 Post Oak Lane, Suite 1655, Houston, Texas 77027, and his telephone number at that address is (713) 871-8400.

ITEM 2(c). CITIZENSHIP

      Joseph R. Canion is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES

      This statement on Schedule 13G relates to shares of Common Stock, $.001 par value per share ("Common Stock"), of the Issuer.

ITEM 2(e). CUSIP NUMBER

      The CUSIP Number of the Issuer is 361751100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
  (a) |_| Broker or Dealer registered under Section 15 of the Act

  (b) |_| Bank as defined in section 3(a)(6) of the Act

  (c) |_| Insurance Company as defined in section 3(a)(19) of the act

  (d) |_| Investment Company registered under section 8 of the Investment Company Act

  (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

  (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

  (g) |_| Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: see Item 7)
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CUSIP NO. 361751100                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------

  (h) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

          (a) Joseph R. Canion beneficially owns 2,864,000 shares of Common
     Stock;

          (b) Joseph R. Canion beneficially owns 11.99% of the Issuer's outstanding Common Stock, computed in the manner specified in SEC Rule 13d-3(d)(1); and

          (c) The number of shares of Common Stock as to which Joseph R. Canion has:

               (i) sole power to vote or direct the vote, is 2,864,000;

               (ii) shared power to vote or direct the vote, is zero;

               (iii) sole power to dispose of or to direct the disposition of, is 2,864,000;

               (iv) shared power to dispose or direct the disposition of, is zero

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE BENEFICIAL OWNER OF MORE THAN 5 PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING |_|.

      No response to Item 5 is required.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      No response to Item 6 is required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      No response to Item 7 is required.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      No response to Item 8 is required.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      No response to Item 9 is required.
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CUSIP NO. 361751100                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      JUNE 26, 1998
                                                          Date

                                                  /s/ JOSEPH R. CANION
                                                         Signature

                                                      Joseph R. Canion